UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (2nd quarter of 2021)	Previous Period (1st quarter of 2021)	Changes (%)	Year to Year Comparison (2nd quarter of 2020)	Changes (%)
Operating Revenue	Quarterly Results	48,183	47,805	0.79	46,033	4.67
	Year-to-date (“YTD”) Results	95,987	47,805	—	90,539	6.02
Operating Income	Quarterly Results	3,966	3,888	2.01	3,578	10.85
	YTD Results	7,854	3,888	—	6,591	19.16
Profit from Continuing Operations Before Income Tax	Quarterly Results	10,102	6,838	47.73	5,490	84.02
	YTD Results	16,941	6,838	—	9,173	84.68
Profit for the Period	Quarterly Results	7,957	5,720	39.11	4,323	84.04
	YTD Results	13,677	5,720	—	7,383	85.25
Attributable To: Controlling Interests	Quarterly Results	7,658	5,583	37.17	4,274	79.18
	YTD Results	13,241	5,583	—	7,359	79.91

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (2nd quarter of 2021)	Previous Period (1st quarter of 2021)	Changes (%)	Year to Year Comparison (2nd quarter of 2020)	Changes (%)
Operating Revenue	Quarterly Results	30,216	29,807	1.37	29,415	2.72
	YTD Results	60,023	29,807	—	58,661	2.32
Operating Income	Quarterly Results	3,284	3,073	6.85	2,699	21.65
	YTD Results	6,357	3,073	—	5,282	20.34
Profit Before Income Tax	Quarterly Results	2,206	5,809	(62.02)	2,196	0.47
	YTD Results	8,015	5,809	—	7,064	13.47
Profit for the Period	Quarterly Results	1,840	4,660	(60.51)	1,684	9.30
	YTD Results	6,500	4,660	—	5,731	13.42

3. Source of Data	Data Provider	IR, SK Telecom

	Provided for	Analysts and Investors

	Date of Provision	August 11, 2021 / 4:30 p.m. (Seoul time)

	Location	2021 2Q Earnings Results Conference Call

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•  The preliminary results above have been prepared in accordance with International Financial Reporting Standards as adopted in Korea.

•  The results of operations above reflect the impact of a change in our accounting policies resulting from a new interpretation of IFRS 16, Leases.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joongsuk Oh
(Signature)
Name:	Joongsuk Oh
Title:	Senior Vice President

Date: August 11, 2021